Exhibit 4. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

S&P Global Inc. is a provider of credit ratings, benchmarks, analytics and workflow solutions in the global capital, commodity, automotive and engineering markets.

SPGI's S&P Global Ratings business segment is comprised of independent providers of credit ratings, research, and analytics to investors, issuers and other market participants. This includes the NRSRO and certain other ratings-related businesses.

SPGI's other business segments are comprised of S&P Global Market Intelligence ("Market Intelligence"), S&P Global Commodity Insights ("Commodity Insights"), S&P Global Mobility ("Mobility"), and S&P Dow Jones Indices ("Indices").

- Market Intelligence is a global provider of multi-asset-class data and analytics integrated with purpose-built workflow solutions.
- Commodity Insights is a leading independent provider of information and benchmark prices for the commodity and energy markets.
- Mobility is a leading provider of solutions serving the full automotive value chain including vehicle manufacturers (OEMs), automotive suppliers, mobility service providers, retailers, consumers, and finance and insurance companies.
- Indices is a global index provider that maintains a wide variety of valuation and index benchmarks for investment advisors, wealth managers and institutional investors.

****

Attached are the following:

(1) SPGI Subsidiary List - subsidiaries of S&P Global Inc.
(2) NRSRO Organization Charts

S&P Global Inc.
List of Subsidiaries
October 16, 2023

Listed below are all the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation
451 Research, LLC	Delaware, United States
Agra CEAS Consulting Bureau Européen de Recherches S.A	Belgium
Agra Ceas Consulting Limited	United Kingdom
Allium Australia Holding Pty. Ltd.	Australia
Allium Japan Holding GK	Japan
Allium Poland Holding sp. z o.o.	Poland
Allium Solutions Malaysia Sdn. Bhd.	Malaysia
AMM Holding Corp.	Delaware, United States
Asia Index Private Limited	India
automotiveMastermind, Inc.	Delaware, United States
BBHCP CTI Holdco, LLC	Delaware, United States
Bentek Energy LLC	Colorado United States
BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores	Colombia
Cappitech Regulation Ltd	Israel
Carfax Advisory Services LLC	Delaware, United States
Carfax Canada ULC	Canada
Carfax Europe GmbH	Germany
CARFAX HISTORIAL DE VEHICULOS SL	Spain
Carfax Italia S.R.L.	Italy
Carfax Nederland B.V.	Netherlands
Carfax Polska sp. z o.o.	Poland
Carfax Sverige AB	Sweden
Carfax, Inc.	Pennsylvania, United States
Centerpoint Data, LLC	Delaware, United States
ChartIQ Inc.	Delaware, United States
Coalition Development Limited	United Kingdom
Coalition Development Singapore Pte. Ltd.	Singapore
Commodity Flow Limited	United Kingdom
Compliance Technologies International, LLC	Delaware, United States
CoreOne Technologies - DeltaOne Solutions Inc.	California, United States
CoreOne Technologies Holdings LLC	Delaware, United States
Coreone Technologies LLC	Delaware, United States
CoreOne Technologies-Deltaone Solutions Limited	United Kingdom
CorrectNet LLC	Delaware, United States
CRISIL Irevna UK Limited	United Kingdom

Subsidiaries	State or Jurisdiction of Incorporation
Crisil Irevna Argentina S.A.	Argentina
CRISIL Irevna Australia Pty Ltd	Australia
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China
CRISIL Irevna Poland Sp z o.o.	Poland
CRISIL Irevna US LLC	Delaware, United States
CRISIL Limited	India
CRISIL Ratings Limited	India
CSM Asia LLC	Delaware, United States
CSM Worldwide Korea Yuhan Hoesa	Korea, Republic of
Data Logic Services Corp.	Texas, United States
DeriveXperts Limited	United Kingdom
DeriveXperts SAS	France
DisplaySearch LLC	Delaware, United States
DJI OpCo, LLC	Delaware, United States
Energy Publishing Pty Limited	Australia
Global Mapping Strategies, Inc.	Michigan, United States
Greenwich Associates Japan K.K.	Japan
Greenwich Associates LLC	Delaware, United States
Greenwich Associates Singapore Pte. Ltd.	Singapore
Greenwich Associates UK Limited	United Kingdom
Grupo SPGI Mexico, S. de R.L. de C.V.	Mexico
Grupo Standard & Poor's S. de R.L. de C.V.	Mexico
H. Woodward & Son Limited	United Kingdom
Hemscott Americas, Inc.	Delaware, United States
Hemscott Limited	United Kingdom
IHS (Beijing) Trading Company Limited	China
IHS Australia Pty. Limited	Australia
IHS EMEA Holding SRL	Barbados
IHS Finance Unlimited Company	Ireland
IHS Global (Malaysia) Sdn. Bhd.	Malaysia
IHS Global (Thailand) Limited	Thailand
IHS Global AB	Sweden
IHS Global ApS	Denmark
IHS Global AS	Norway
IHS Global Colombia S.A.S.	Colombia
IHS Global FZ-LLC	United Arab Emirates
IHS Global GmbH	Germany
IHS Global Holding LLC	Delaware, United States
IHS Global Inc.	Delaware, United States
IHS Global Information Spain SL	Spain
IHS Global Investments GmbH	Switzerland
IHS Global Investments Limited	United Kingdom
IHS Global Investments LLC	Delaware, United States

Subsidiaries	State or Jurisdiction of Incorporation
IHS Global Limited	United Kingdom
IHS Global Limited Liability Company	Belarus
IHS Global Limited LLC	Qatar
IHS Global Private Limited	India
IHS Global Pte. Ltd.	Singapore
IHS Global S.R.L.	Italy
IHS Global SAS	France
IHS Global sp. z o.o.	Poland
IHS Global Taiwan Ltd.	Taiwan (Province of China)
IHS Group Holdings Limited	United Kingdom
IHS Herold Inc.	Connecticut, United States
IHS Holding Inc.	Delaware, United States
IHS Hong Kong Limited	Hong Kong
IHS Inc.	Delaware, United States
IHS Informacoes E Insight LTDA	Brazil
IHS Information & Insight (Proprietary) Limited	South Africa
IHS International Holdings Limited	United Kingdom
IHS Markit (Malaysia) Sdn. Bhd.	Malaysia
IHS Markit Agribusiness Brazil Ltda.	Brazil
IHS Markit Agribusiness UK Limited	United Kingdom
IHS Markit Agribusiness US LLC	Delaware, United States
IHS Markit Asia Pte. Ltd.	Singapore
IHS Markit Benchmark Administration Limited	United Kingdom
IHS Markit Canada ULC	Canada
IHS Markit Equity Investments Limited	United Kingdom
IHS Markit Global Holding Inc.	Delaware, United States
IHS Markit Global Investments Limited	United Kingdom
IHS Markit Global Limited	United Kingdom
IHS Markit Global LLC	Delaware, United States
IHS Markit Global Sàrl	Switzerland
IHS Markit Global SRL	Barbados
IHS Markit Group (Australia) Pty Limited	Australia
IHS Markit Group (Hong Kong) Limited	Hong Kong
IHS Markit Group Equity Limited	United Kingdom
IHS Markit Group Holdings	United Kingdom
IHS Markit Healthcare Trustee Limited	United Kingdom
IHS Markit Holdings 2 Limited	United Kingdom
IHS Markit Holdings Limited	United Kingdom
IHS Markit Investments Limited	United Kingdom
IHS Markit Japan GK	Japan
IHS Markit Kazakhstan Limited Liability Partnership	Kazakhstan
IHS Markit Korea Ltd.	Korea, Republic of
IHS Markit KY3P LLC	Delaware, United States

Subsidiaries	**State or Jurisdiction of Incorporation**
IHS Markit KYC Services Limited	United Kingdom
IHS Markit Lending 1	United Kingdom
IHS Markit Lending 2 Limited	United Kingdom
IHS Markit Ltd.	Bermuda
IHS Markit North America Holdings Inc.	Delaware, United States
IHS Markit UK Investments Limited	United Kingdom
IHS Markit UK Services Limited	United Kingdom
IHS Markit US Holdings Ltd.	Bermuda
IHSM EMEA Investment Ltd.	United Kingdom
IHSM Funding Singapore Ltd	United Kingdom
IHSM Global Holdings Ltd.	United Kingdom
IHSM Holdings Germany Ltd	United Kingdom
IHSM Holdings UK Ltd	United Kingdom
IHSM Investment UK Ltd	United Kingdom
IHSM US Finance LP	Delaware, United States
IHSM US Funding HoldCo LLC	Delaware, United States
IHSM US Funding II LLC	Delaware, United States
IHSM US Funding LLC	Delaware, United States
iLevel Solutions Holdings, LLC	Delaware, United States
iLevel Solutions LLC	Delaware, United States
Infinity Acquisition Finance Corp.	Delaware, United States
Infinity Acquisition LLC	Delaware, United States
Infinity Intermediate Holdings LLC	Delaware, United States
Information Handling Services (Malaysia) Sdn Bhd	Malaysia
Information Handling Services Mexico, SA de CV	Mexico
Information Mosaic Limited	Ireland
Ipreo (Proprietary) Limited	South Africa
Ipreo Data Inc.	Delaware, United States
Ipreo Financing LLC	Delaware, United States
Ipreo Funding LLC	Delaware, United States
Ipreo Holdings LLC	Delaware, United States
Ipreo Hong Kong Limited	Hong Kong
Ipreo InSite, Inc.	Delaware, United States
Ipreo Japan LLC	Delaware, United States
Ipreo Limited	United Kingdom
Ipreo LLC	Delaware, United States
Ipreo LTS Holdco, LLC	Delaware, United States
Ipreo LTS LLC	Delaware, United States
Ipreo UK Holdings Ltd	United Kingdom
Ipreo US LLC	Delaware, United States
Ipreo Vision LLC	Delaware, United States
Iredell Holdco 1 LLC	Delaware, United States
Iredell Holdco 2 LLC	Delaware, United States

	Subsidiaries	**State or Jurisdiction of Incorporation**
iSuppli Asia Limited		Hong Kong
JOC Group Inc.		Delaware, United States
Kensho Technologies, LLC		Delaware, United States
Macroeconomic Advisers, LLC		Missouri, United States
Macroeconomic Consultants, Inc.		Missouri, United States
Market Scan Information Systems, Inc.		California, United States
Markit CTI Holdings LLC		Delaware, United States
Markit Economics Limited		United Kingdom
Markit EDM Limited		United Kingdom
Markit Equities Limited		United Kingdom
Markit India Services Private Limited		India
Markit Indices GmbH		Germany
Markit N.V.		Netherlands
Markit North America, Inc.		Delaware, United States
Markit On Demand, Inc.		Delaware, United States
Markit Securities Finance Analytics Inc.		Delaware, United States
Markit Securities Finance Analytics Limited		United Kingdom
Markit Valuation Services Limited		United Kingdom
Markit WSO Corporation		Texas, United States
MarkitOne Holdings LLC		Delaware, United States
Panjiva, Inc.		Delaware, United States
Peter Lee Associates Pty. Limited		Australia
Petroleum Industry Research Associates, Inc.		New York, United States
Platts (U.K.) Limited		United Kingdom
Platts Benchmarks B.V.		Netherlands
Platts Information Consulting (Shanghai) Co., Ltd.		China
PointLogic LLC		Maryland, United States
Polk Carfax, Inc.		Michigan, United States
Premier Data Services, Inc.		Delaware, United States
Private Market Connect LLC		Delaware, United States
PT IHS Markit Indonesia		Indonesia
Purvin & Gertz LLC		Texas, United States
R.L. Polk & Co.		Delaware, United States
R.L. Polk Australia Pty Ltd		Australia
RL 2015 LLC		Delaware, United States
Rushmore Associates Limited		United Kingdom
S & P India LLC		Delaware, United States
S&P Argentina LLC		Delaware, United States
S&P Capital IQ (India) Private Limited		India
S&P DJI Beijing Holdings LLC		Delaware, United States
S&P DJI Netherlands B.V.		Netherlands
S&P Dow Jones Indices LLC		Delaware, United States
S&P Global Alpha GmbH		Germany

Subsidiaries	State or Jurisdiction of Incorporation
S&P Global Asia Pacific LLC	Delaware, United States
S&P Global Asian Holdings Pte. Ltd.	Singapore
S&P Global Australia Pty Ltd	Australia
S&P Global Austria GmbH	Austria
S&P Global Belgium SRL	Belgium
S&P Global Canada Corp.	Canada
S&P Global Capital Limited	United Kingdom
S&P Global Commodities UK Limited	United Kingdom
S&P Global Enterprises Limited	United Kingdom
S&P Global Equities SRL	Barbados
S&P Global Europe Luxembourg S.à r.l.	Luxembourg
S&P Global Europe SRL	Barbados
S&P Global European Holdings LLC	Delaware, United States
S&P Global European Holdings Luxembourg S.à r.l.	Luxembourg
S&P Global Evaluations Limited	United Kingdom
S&P Global Finance Luxembourg S.à r.l.	Luxembourg
S&P Global Financial Limited	United Kingdom
S&P Global France SAS	France
S&P Global Germany GmbH	Germany
S&P Global Holdings LLC	Delaware, United States
S&P Global Holdings Luxembourg S.à r.l.	Luxembourg
S&P Global Holdings UK Limited	United Kingdom
S&P Global Index Information Services (Beijing) Co., Ltd	China
S&P Global Indices Netherlands B.V.	Netherlands
S&P Global Indices UK Limited	United Kingdom
S&P Global Informacoes do Brasil Ltda.	Brazil
S&P Global International Holdings Limited	United Kingdom
S&P Global International LLC	Delaware, United States
S&P Global Investments Luxembourg S.à r.l.	Luxembourg
S&P Global Investments SRL	Barbados
S&P Global Italy S.r.l	Italy
S&P Global Korea Inc.	Korea, Republic of
S&P Global Limited	United Kingdom
S&P Global Market Intelligence (DIFC) Limited	United Arab Emirates
S&P Global Market Intelligence Argentina SRL	Argentina
S&P Global Market Intelligence Inc.	Delaware, United States
S&P Global Market Intelligence Information Management Consulting (Beijing) Co., Ltd.	China
S&P Global Market Intelligence LLC	Delaware, United States
S&P Global MI Information Services (Beijing) Co., Ltd.	China
S&P Global Netherlands B.V.	Netherlands
S&P Global Pakistan (Private) Limited	Pakistan
S&P Global Philippines Inc.	Philippines

Subsidiaries	State or Jurisdiction of Incorporation
S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina
S&P Global Ratings Australia Pty Ltd	Australia
S&P Global Ratings Europe Limited	Ireland
S&P Global Ratings Hong Kong Limited	Hong Kong
S&P Global Ratings Japan Inc.	Japan
S&P Global Ratings Maalot Ltd.	Israel
S&P Global Ratings Management Service (Shanghai) Co., Ltd.	China
S&P Global Ratings Singapore Pte. Ltd.	Singapore
S&P Global Ratings UK Limited	United Kingdom
S&P Global Ratings, S.A. de C.V.	Mexico
S&P Global Romania S.R.L.	Romania
S&P Global SF Japan Inc.	Japan
S&P Global Shades of Green AS	Norway
S&P Global Sweden AB	Sweden
S&P Global Switzerland SA	Switzerland
S&P Global Technology Resources (India) LLP	India
S&P Global UK Holdings LLC	Delaware, United States
S&P Global UK Limited	United Kingdom
S&P Global Valuations Limited	United Kingdom
S&P Global Ventures Inc.	Delaware, United States
S&P OpCo, LLC	Delaware, United States
S&P Ratings (China) Co., Ltd.	China
S&P Trucost Limited	United Kingdom
Shanghai Panjiva Business Consulting Co., Ltd.	China
SNL Financial Australia Pty Ltd	Australia
SNL Financial ULC	Canada
SP Global Financial Iberia, S.L., Unipersonal	Spain
SPDJ Singapore Pte. Ltd.	Singapore
SPDJI Holdings, LLC	Delaware, United States
Standard & Poor's Enterprises, LLC	Delaware, United States
Standard & Poor's Financial Services LLC	Delaware, United States
Standard & Poor's International Enterprises, LLC	Delaware, United States
Standard & Poor's International Services LLC	Delaware, United States
Standard & Poor's International, LLC	Delaware, United States
Standard & Poor's Ratings do Brasil Ltda	Brazil
Standard & Poor's South Asia Services Private Limited	India
Standard & Poor's, LLC	Delaware, United States
Taiwan Ratings Corporation	Taiwan (Province of China)
The Climate Service, Inc.	Delaware, United States
The Transaction Auditing Group, Inc.	Nevada, United States
Thinkfolio (Pty) Ltd	South Africa
Thinkfolio Ltd	United Kingdom
Tradenet Commercial Networking Limited	United Kingdom

Subsidiaries	State or Jurisdiction of Incorporation
TRIS Corporation Limited	Thailand
TRIS Rating Co., Ltd[1]	Thailand
TruSight Solutions, LLC	Delaware, United States
TTN Polska sp. z o.o.	Poland
Visallo, LLC	Delaware, United States

---

[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.



S&P Global Ratings Managerial Structure

October 16, 2023

- President
  - Global Head of Credit Ratings, Methodologies, and Research
    - Global Head, Practices
      - Regional Practice Leads – Americas [4]
      - Regional Practice Leads – EMEA [4]
      - Regional Practice Lead – Asia Pacific [4]
      - Head of Sovereign & International Public Finance
    - Global Chief Economist
    - Global Head of Analytical Research & Development
    - Global Head, Global Analytics & Methodologies
    - Global Head of Analytical Business Operations & Controls
    - Global Head of Analytical Experience
    - Integration Lead
  - Chief Commercial Officer
    - Regional Heads
    - Sales Heads
    - MD – Business Transaction & Product Management
    - Global Head of Strategic Marketing
    - Global Head of Market Outreach
    - Chief Decentralized Finance Officer
  - Global Chief Risk & Compliance Officer
    - DCO – Ratings / CCO – Americas
    - CCO – EMEA & India
    - CCO – APAC
    - Global Head of Regulatory Coordination
    - Global Head of Control, Monitoring & Examinations
    - Chief Matrix Officer
    - Global Head of Analytic Quality & Validation
    - Global Head of Risk & Internal Control
  - Ratings Chief Technology Officer
  - Chief Financial Officer [1]
  - SVP of People [1]
  - Head of Ratings Communications [1]
  - General Counsel [1]
  - MD, CEO CRISIL [2]

- SVP & Chief Auditor S&P Global [3]

1 Support function reporting jointly to S&P Global Ratings President and S&P Global functional head.
2 For administrative purposes only. CRISIL is not a part of the NRSRO.
3 Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global.
4 Includes Corporates, Structured Finance, Financial Services, and Governments

S&P Global Ratings

S&P Global Ratings Departments



S&P Global Ratings

Credit Ratings, Methodologies, Research, Analytical Business Operations & Controls [5]
- Corporates
- Financial Services
- Governments [4]
- Structured Finance
- Global Analytics & Methodologies [3]
- Economics
- Analytical Research & Development
- Analytical Business Operations & Controls
- Analytical Experience

Commercial
- Regional Management
- Sales
- Business, Transaction & Product Management
- Strategic Marketing
- Market Outreach
- Decentralized Finance

Compliance & Risk

Ratings Technology

People [1]

Finance & Strategy [1]

Legal & Regulatory Affairs [1]

Communications [1]

Internal Audit [2]

1   Support function reporting jointly to S&P Global Ratings President and S&P Global functional head.
2   Reports to the Audit Committee of the S&P Global Board of Directors and administratively to the CEO of S&P Global.
3   Chief Analytical Officer role reports into Global Analytics & Methodologies
4   Includes Sovereigns, International Public Finance and U.S. Public Finance
5   The practice areas are organized along regional/geographic lines, comprising EMEA, APAC and the Americas.

S&P Global Ratings

S&P Global Ratings

NRSRO entities are shaded in blue.
Dated as of October 18, 2023

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.



S&P Global Inc.
S&P Global Australia Pty Ltd 3
S&P Global Ratings Australia Pty Ltd
S&P Global Holdings LLC 3
S&P Global Holdings Luxembourg S.a.r.l 3
S&P Global European Holdings Luxembourg S.a.r.l 3
S&P Global Ratings UK Limited
S&P Global Ratings Europe Limited 5
S&P Global International LLC 3
S&P Global Canada Corp.
Standard & Poor's Ratings do Brasil Ltda
S&P Global Ratings Maalot Ltd
S&P India LLC 3
Standard & Poor's South Asia Services Private Limited 7
Standard & Poor's Financial Services LLC
BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores 2
Standard & Poor's International, LLC 3
S&P Global Korea Inc.
S&P Global Ratings, S.A. de C.V.
99%
Grupo Standard & Poor's S de RL de C.V. 6
S&P Global Ratings Hong Kong Limited
50.99999%
Taiwan Ratings Corporation 4
S&P Global Ratings Singapore Pte. Ltd.
S&P Global Ratings Japan Inc.
S&P Global SF Japan Inc.
S&P Global Ratings Management Service (Shanghai) Co., Ltd
S&P Argentina LLC 3
0.03%
S&P Global Ratings Argentina S.R.L., Agente de Calificacion de Riesgo
99.97%
S&P Ratings (China) Co., Ltd.
S&P Global Asian Holdings Pte. Limited 3
CRISIL Limited 1
TRIS Corporation Limited 3
5%
51%
TRIS Rating Co. Ltd.
49%

[1] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 66.72%.

[2] The following entities also hold an ownership interest in BRC Ratings - S&P Global S.A. Sociedad Calificadora de Valores: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).

[3] Holding company

[4] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.

[5] S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

[6] Grupo Standard & Poor's S de RL de C.V. is also owned 1% by Standard & Poor's International, LLC.

[7] Held 0.01% by S&P India LLC and 99.99% by S&P Global Inc.

S&P Global
Ratings